April 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProKidney Corp.
Registration Statement on Form S-4
Filed March 31, 2025
Registration No. 333-286278

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Monday, April 28, 2025, at 4:25 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as ProKidney Corp. (the “Company”) or its counsel may request via telephone call to the staff. Please contact John Patrick Clayton of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at 214.969.2701, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

United States Securities and Exchange Commission
April 24, 2025

Sincerely yours,

ProKidney Corp.

/s/James Coulston
James Coulston
Chief Financial Officer

cc:	Stuart E. Leblang, Akin Gump Strauss Hauer & Feld LLP
John P. Clayton, Akin Gump Strauss Hauer & Feld LLP
Eric H. Wexler, Akin Gump Strauss Hauer & Feld LLP